SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

with a copy to:
Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 1 of 7 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,507,424 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and Series C Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,507,424 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and Series C Preferred Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,507,424 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and Series C Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,507,424 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and Series C Preferred Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,507,424 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and Series C Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,507,424 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and Series C Preferred Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D, originally filed on September 9, 2011 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed on January 10, 2012 (“Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D") and relates to the common stock, no par value (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5, 6 and 7 of the Schedule 13D as set forth below.  Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

The 5,425 shares (the “Coupon Shares”) of Series C Convertible 8.4% Noncumulative Preferred Stock, no par value (the “Series C Preferred Stock”), were issued by the Issuer to SBAV on September 28, 2012 as coupon payments on the Initial Shares of Series B-2 Preferred Stock.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On March 2, 2012, the Reporting Persons, in accordance with the Additional SPA, acquired warrants (“Warrants”), with a strike price of $6.26 and a termination date of March 2, 2016, exercisable for an aggregate of 352,444 shares of Common Stock in the event that, prior to March 2, 2016, the Issuer has consummated an acquisition by (i) merger, (ii) the purchase of the outstanding shares of Common Stock, or (iii) the purchase of all or substantially all of the assets and the assumption of all or substantially all of the liabilities of a Depository Institution (as defined in the Form of Warrant, attached as Exhibit C to the Additional SPA (the “Form of Warrant”)), or the Parent (as defined in the Form of Warrant) of a Depository Institution, with total assets of more than $250 million.  The Warrants were acquired for an aggregate cost of approximately $44,055.50.

On September 28, 2012, the Issuer issued the Coupon Shares to the Reporting Persons as an alternative form of coupon payment payable on the Initial Shares of Series B-2 Preferred Shares.  Each Coupon Share is convertible into such whole number of shares of Common Stock as is obtained by dividing (i) $100 by (ii) $5.32, subject to adjustment for stock splits and combinations and dividends and distributions made by the Issuer in shares of Common Stock; provided that cash is paid in lieu of any fractional shares of Common Stock.  As of the date hereof, each Coupon Share is convertible into 18 shares of Common Stock, for an aggregate of 97,650 shares of Common Stock for all Coupon Shares.  The Coupon Shares are only convertible into shares of Common Stock upon a transfer to an Eligible Transferee (as defined in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C Preferred Stock of the Issuer, which is referenced as Exhibit 7 to this Schedule 13D).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a)–(c) of Item 5 are hereby amended and restated in their entirety as follows:

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 7 Pages

(a) As of the close of business on October 11, 2012, the Reporting Persons may be deemed the beneficial owners of 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and 97,650 shares of Common Stock issuable upon the conversion of Series C Preferred Stock.  As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 1,507,424 shares of Common Stock, representing approximately 8.3% of the outstanding Common Stock after taking into account such conversion.  The Reporting Persons are prohibited from exercising voting rights with respect to the Series B-2 Preferred Stock on any matter to the extent that at such time, giving effect to such voting rights would result in the Reporting Persons beneficially owning Voting Securities having the right to vote in excess of 9.99% of the aggregate voting power of all classes of Voting Securities of the Issuer outstanding and entitled to vote on any such matter.  In addition, the Reporting Persons do not have the right to exercise voting rights with respect to the Series C Preferred Stock on any matter, subject to limited exceptions.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (a) the 16,658,296 shares of Common Stock outstanding as of August 9, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed on August 14, 2012, plus (b) the 1,409,774 shares of Common Stock into which the Initial Shares may be currently converted, plus (c) the 97,650 shares of Common Stock into which the Coupon Shares may be currently converted, for an aggregate of 18,165,720 shares of Common Stock outstanding after giving effect to such conversions.

As described in Item 4 above, the Reporting Persons also beneficially own Warrants.

(b) By virtue of its direct control of SBAV, SBAV GP has the power to (i) vote or direct the voting of all of the 1,409,774 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and (ii) dispose or direct the disposition of all of the 1,507,424 shares of Common Stock issuable upon the conversion of Series B-2 Preferred Stock and Series C Preferred Stock.  By virtue of his control of SBAV GP, George Hall is deemed to have shared voting power and/or shared dispositive power with respect to all shares as to which SBAV GP has voting power and/or dispositive power, as applicable.  Accordingly, SBAV, SBAV GP and George Hall are deemed to have shared voting power with respect to an aggregate of 1,409,774 shares of Common Stock and shared dispositive power with respect to an aggregate of 1,507,424 shares of Common Stock.

(c) Other than the receipt of shares of Series C Preferred Stock described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

The rights and privileges of the Series C Preferred Stock are contained in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C Preferred Stock of the Issuer, which is referenced as Exhibit 7 to this Schedule 13D (which incorporates by reference Exhibit 3.2 to the Form 8-K filed by the Issuer on August 22, 2011).

In addition, as described in Item 4 above, the Reporting Persons also beneficially own Warrants.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
7
Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C Preferred Stock (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Issuer on August 22, 2011)

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 15, 2012

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall